SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR

13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

dELiA*s Corp.

(Name of Subject Company (Issuer))

Dodger Acquisition Corp.,

an indirect wholly owned subsidiary of

Alloy, Inc.

(Name of Filing Person (Offerors))

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

24688Q101

(CUSIP Number of Class of Securities)

Matthew C. Diamond

Chairman and Chief Executive Officer
151 West 26th Street, 11th Floor
New York, New York 10001
(212) 244-4307
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Samuel A. Gradess Chief Financial Officer 151 West 26th Street, 11th Floor New York, New York 10001 (212) 244-4307	Richard M. Graf, Esq. Katten Muchin Zavis Rosenman 1025 Thomas Jefferson Street, NW Washington, DC 20007 (202) 625-3500

OFFER TO PURCHASE
FORM OF LETTER OF TRANSMITTAL
FORM OF NOTICE OF GUARANTEED DELIVERY
FORM OF LETTER TO BROKERS
FORM OF LETTER TO CLIENTS
TAX GUIDELINES
FORM W-8BEN
FORM OF SUMMARY ADVERTISEMENT
FORM OF LETTER TO HOLDERS OF CERTIFICATES
ACQUISITION AGREEMENT
TENDER AND STOCKHOLDER SUPPORT AGREEMENT
FORM OF CONSULTING AGREEMENT
FORM OF TERMINATION AGREEMENT
FORM OF EMPLOYMENT AGREEMENT
FORM OF EMPLOYMENT AGREEMENT
FORM OF CONFIDENTIALITY/NON-COMPETITION AGREEMENT
FORM OF MUTUAL GENERAL RELEASE

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$50,099,753	$4,054

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of (i) 53,438,809 shares of the outstanding Class A common stock, par value $0.01 per share, of the Issuer (the “Issuer Company Stock”) and (ii) 547,994 shares of Issuer Company Stock issuable upon the net exercise of vested outstanding warrants and options having an exercise price less than or equal to the offer price of $0.928 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) and Section 14(g)(3) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.00008090 multiplied by the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Form or Registration No.: Not applicable
Filing Party: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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      This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Dodger Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Alloy, Inc., a Delaware corporation (“Alloy”), and by Alloy. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (the “Shares”), of dELiA*s Corp., a Delaware corporation (“dELiA*s”), at a purchase price of $0.928 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(1) and (a)(1)(2) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer is incorporated herein by reference with respect to Items 1-11 of this Schedule TO. The Acquisition Agreement, dated as of July 30, 2003, by and among dELiA*s, Alloy and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Item 5 of this Schedule TO.

Item 12.	Exhibits

Exhibit
Number	Description

(a)(1)(1)	Offer to Purchase, dated August 6, 2003.
(a)(1)(2)	Form of Letter of Transmittal.
(a)(1)(3)	Form of Notice of Guaranteed Delivery.
(a)(1)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(7)	Form W-8BEN and Instructions for same.
(a)(1)(8)	Form of Summary Advertisement, dated August 6, 2003.
(a)(1)(9)	Form of Letter to Holders of Certificates Issued by dELiA*s Inc.
(a)(5)(1)	Text of press release issued by Alloy on July 31, 2003.*
(a)(5)(2)	Text of press release issued by dELiA*s on July 31, 2003.*
(b)	Not applicable.
(d)(1)	Acquisition Agreement, dated as of July 30, 2003, by and among dELiA*s, Alloy and Purchaser.
(d)(2)	Tender and Stockholder Support Agreement, dated as of July 30, 2003, by and among Alloy, Purchaser, Stephen I. Kahn and Geraldine Karetsky.
(d)(3)	Form of Consulting Agreement between the Surviving Corporation and Stephen I. Kahn.
(d)(4)	Form of Termination Agreement between the Surviving Corporation and specified senior executive officers of dELiA*s.
(d)(5)	Form of Employment Agreement between the Surviving Corporation and Christopher C. Edgar.
(d)(6)	Form of Employment Agreement between the Surviving Corporation and Evan Guillemin.
(d)(7)	Form of Confidentiality and Non-Competition Agreement between the Surviving Corporation and specified senior executive officers of dELiA*s.
(d)(8)	Form of Mutual General Release between the Surviving Corporation and specified senior executive officers of dELiA*s.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

Item 13.	Information Required by Schedule 13E-3

      Not applicable.

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DODGER ACQUISITION CORP.

By	/s/ SAMUEL A. GRADESS

Name: Samuel A. Gradess

Title:	Treasurer

ALLOY, INC.

By	/s/ SAMUEL A. GRADESS

Name: Samuel A. Gradess

Title:	Chief Financial Officer/Secretary

Dated: August 6, 2003

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EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(1)	Offer to Purchase, dated August 6, 2003.
(a)(1)(2)	Form of Letter of Transmittal.
(a)(1)(3)	Form of Notice of Guaranteed Delivery.
(a)(1)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(7)	Form W-8BEN and Instructions for same.
(a)(1)(8)	Form of Summary Advertisement, dated August 6, 2003.
(a)(1)(9)	Form of Letter to Holders of Certificates Issued by dELiA*s Inc.
(a)(5)(1)	Text of press release issued by Alloy on July 31, 2003.*
(a)(5)(2)	Text of press release issued by dELiA*s on July 31, 2003.*
(b)	Not applicable.
(d)(1)	Acquisition Agreement, dated as of July 30, 2003, by and among dELiA*s, Alloy and Purchaser.
(d)(2)	Tender and Stockholder Support Agreement, dated as of July 30, 2003, by and among Alloy, Purchaser, Stephen I. Kahn and Geraldine Karetsky.
(d)(3)	Form of Consulting Agreement between the Surviving Corporation and Stephen I. Kahn.
(d)(4)	Form of Termination Agreement between the Surviving Corporation and specified senior executive officers of dELiA*s.
(d)(5)	Form of Employment Agreement between the Surviving Corporation and Christopher C. Edgar.
(d)(6)	Form of Employment Agreement between the Surviving Corporation and Evan Guillemin.
(d)(7)	Form of Confidentiality and Non-Competition Agreement between the Surviving Corporation and specified senior executive officers of dELiA*s.
(d)(8)	Form of Mutual General Release between the Surviving Corporation and specified senior executive officers of dELiA*s.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

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